Pepco
	Three Months Ended	For the Year Ended December 31,
	March 31, 2003	2002	2001	2000	1999	1998
	(Dollar Amounts in Millions)

Net Income	$20.0	$141.2	$192.3	$369.1	$256.7	$234.8

Taxes based on income	12.6	79.9	83.5	341.2	114.5	122.3

Income before taxes	32.6	221.1	275.8	710.3	371.2	357.1

Fixed Charges:
Interest charges	21.7	118.7	166.4	230.7	209.7	215.2
Interest factor in rentals	3.4	9.3	23.8	23.6	23.8	24.0
Total Fixed Charges	25.1	128.0	190.2	254.3	233.5	239.2

Competitive subsidiary capitalized interest	-	(0.2)	(2.7)	(3.9)	(1.8)	(0.6)

Income before income taxes and fixed charges	$57.7	$348.9	$463.3	$960.7	$602.9	$595.7

Coverage of fixed charges	2.30	2.73	2.44	3.78	2.58	2.49

Preferred dividend requirements	$1.2	$5.0	$5.0	$5.5	$7.9	$11.4

Ratio of pre-tax income to net income	1.6	1.57	1.43	1.92	1.45	1.52

Preferred dividend factor	$2.0	$7.8	$7.2	$10.6	$11.4	$17.3

Total fixed charges and preferred dividends	$27.1	$135.8	$197.4	$264.9	$244.9	$256.5

Coverage of combined fixed charges and preferred dividends	2.13	2.57	2.35	3.63	2.46	2.32

Note:  Year Ended December 31, 2002 amounts include the results of Pepco for the entire year and its former subsidiaries,
Potomac Capital Investment Corporation and Pepco Energy Services, Inc., for the period through July 31, 2002.
Periods prior to 2002 consist of our and these former subsidiaries' results.
Accordingly, the years are not comparable.